

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2004

Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. James S. Hamman, Jr.
Executive Vice-President, General Counsel and Secretary
Calamos Asset Management, Inc.
1111 E. Warrenville Road
Naperville, Illinois 60563

      Re: Calamos Asset Management, Inc.
          Amendment No. 3 to Form S-1
          File No. 333-117847
          Filed October 12, 2004

Dear Mr. Hamman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

General

1. The Company's failure to include key information in this amendment, such as the legal opinion and the underwriting agreement may result in the staff requiring significant time after the filing of the next amendment to provide you with our comments, and we may have significant comments and there may be many of them pertaining to any part of the registration statement.

General

2. The staff continues to believe that a summary of the benefits to the Calamos Family, particularly John P. Calamos and Nick Calamos, should be disclosed in one section of the Prospectus, e.g., the Summary or as a Risk Factor. In this regard, summarize the benefits, such as, over $200 million from the offering proceeds, increased book value of remaining interests, new employments agreements, initial stock grants of $1.6 million, almost 300,000 options, etc., in either the Summary or in a Risk factor.

Recently Issued Accounting Pronouncements – page 6

3. We have read your supplemental response to our prior comment 10 and note that it takes a vote of 80% of units held by limited partners to remove the general partner. This appears to be a very high hurdle better characterized as a protective right rather than an important right. We further note the ability of the general

partner, at its sole discretion, to require any limited partner to redeem its units. Presumably, you could force a limited partner to redeem if it wanted to remove the general partner. Tell us how you determined that as a result you do not control the partnership. Alternatively, revise to consolidate Calamos Multi-Strategy, L.P.

<u>Closing Comment</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Angela Jackson at (202) 942-2865 or Amit Pande at (202) 942-2952. All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-2889.

Sincerely,



William Friar
Senior Financial Analyst